Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

May 1, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 1, 2023 The Nasdaq Stock Market LLC (the "Exchange") received from Insight Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock, par value $0.0001 per share and one-half of one Redeemable Warrant to purchase one share of Class A Common Stock

Class A Common Stock, par value $0.0001 per share

Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,

Eun Ah Choi